UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41559

NWTN Inc.

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of the Business Combination and Nasdaq Listing

On November 14, 2022, NWTN Inc. (“NWTN”) and East Stone Acquisition Corporation (“ESSC”) issued a joint press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of April 15, 2022, as amended on September 28, 2022, by and among NWTN, ESSC, Navy Sail International Limited, Muse Merger Sub I Limited, Muse Merger Sub II Limited and ICONIQ Holding Limited, on November 11, 2022, and the listing of NWTN’s Class B ordinary shares and warrants on The Nasdaq Stock Market LLC on November 14, 2022.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description
99.1	Press Release dated November 14, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWTN INC.

	By	/s/ Alan Nan WU
	Name:	Alan Nan WU
	Title:	Chief Executive Officer, Executive Director and Chairman

Dated: November 15, 2022

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